Exhibit 21.1
LIST OF NEUTRON HOLDINGS, INC. SUBSIDIARIES*

Name of Subsidiary	Jurisdiction of Incorporation
Lime Electric Scooters Rental LLC	Dubai, United Arab Emirates
Lime GmBH	Austria
Lime K.K.	Japan
Lime Network B.V.	Netherlands
Lime Network Ltd.	Israel
Lime Network NV	Belgium
Lime Network Pty Ltd.	Australia
Lime SARL	France
Lime Technology Inc.	British Columbia, Canada
Lime Technology Ltd.	United Kingdom
Lime Technology Kft	Hungary
Lime Technology S.R.L.	Italy
LimeBike Germany GmBh	Germany
LimeBike Switzerland AG	Switzerland

* The registrant has omitted the names of its subsidiaries that, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.